UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934


                             EPL TECHNOLOGIES, INC.
                                 (Name of Issuer

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                  268920204000
                                 (CUSIP Number)

                               September 13, 1999
             (Date of Event which Requires Filing of this Statement)


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                                  SCHEDULE 13D


CUSIP No. 268920204000

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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WAYNE CLOSE
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OE 2(e)

                                                                            |-|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

    NUMBER OF SHARES             950,000
  BENEFICIALLY OWNED BY    -----------------------------------------------------
  EACH REPORTING PERSON    8     SHARED VOTING POWER
          WITH
                                 0
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 950,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          950,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.76%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

ITEM 1(A)         Name of Issuer

                  EPL Technologies, Inc.

ITEM 1(B)         Address of Issuer's Principal Executive Offices

                  2 International Plaza, Suite 245
                  Philadelphia, PA  19113-1507

ITEM 2(A)         Name of Person(s) Filing

                  Wayne Close

ITEM 2(B)         Address of Principal Business Office or, if none, residence

                  C/O Marcus J. Williams, Esq.
                  Davis Wright Tremaine, LLP
                  Suite 2300
                  1300 SW Fifth Avenue
                  Portland, OR 97201-5682

ITEM 2(C)         Citizenship

                  United States

ITEM 2(D)         Title of Class of Securities

                  Common stock, par value $0.001

ITEM 2(E)         CUSIP Number

                  268920204000

ITEM 3   Source and Amount of Funds

                  N/A

ITEM 4   Purpose of Transaction

                  Transaction effected for the individual account of the Reporting Person for investment purposes only. The Reporting Person has no plans to cause the occurrence of events reportable under Item 4.

ITEM 5   Ownership

                  (a)      Amount Beneficially Owned by Reporting Person:
                              950,000 Shares

                  (b)      (i)      Sole power to vote or to direct the vote:
                                                  950,000 shares

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                  (b)      (ii)     Shared power to vote or to direct the vote:
                                                  0

                  (b)      (iii)    Sole power to dispose or to direct the
                                    disposition of:
                                                  950,000 shares

                  (b) (iv) Shared power to dispose or to direct the disposition of:
                                                  0

                  (c) Transactions within past sixty days: During the period between July 01, 1999 and the date giving rise to this filing, the Reporting Person engaged in a series of transactions in which he acquired 950,000 shares of Common Stock, par value $0.001, of the Issuer at a weighted average price of $1.12315 per share. All such transactions were effected by or through a registered broker or dealer without the purpose of acquiring or influencing the control of the registrant.

                  (d)      None.

                  (e)      N/A.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

ITEM 7   Material to be Filed as Exhibits

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        September 23, 1999                        /s/Wayne Close
--------------------------------    -------------------------------------
              Date                               Signature

                                           Wayne Close / Reporting Person
                                           ------------------------------

                                                    Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.